Filed by Chambers Street Properties

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Gramercy Property Trust, Inc.

Commission File No.: 333-206871

Date: December 2, 2015

ISS Recommends Chambers Street Properties Shareholders Vote FOR the Merger with Gramercy Property Trust

Princeton, NJ, December 2, 2015— Chambers Street Properties (NYSE: CSG) (“Chambers Street” or the “Company”) announced today that Institutional Shareholder Services (“ISS”), a leading independent proxy advisory firm, has issued a report recommending that Chambers Street shareholders vote ‘FOR’ the proposal to approve the issuance of the Company’s common shares (“Merger Proposal”) in connection with the pending merger transaction with Gramercy Property Trust Inc. (“Gramercy”). Additionally, ISS recommends shareholders vote ‘FOR’ the four proposals in connection with the Chambers Street’s annual matters.

ISS stated in their December 1, 2015 report: “The transaction is expected to be accretive to 2016 FFO and Chambers’ shareholders appear to be receiving a fair ownership percentage given the expected contribution to the combined company’s 2016 FFO. Also, the combined company is expected to benefit from the appointment of CEO DuGan who has a strong track record in the commercial REIT sector. On balance, a vote FOR the acquisition is warranted.”

In a statement from Chambers Street: “We are pleased that ISS supports the merger transaction between Chambers Street and Gramercy and recommends that shareholders vote in favor of the Merger Proposal.  By bringing together these two complementary portfolios under the strong leadership of the Gramercy management team, we believe we are creating a better organization and are confident in the combined company’s future prospects.”

Under the terms of the merger agreement, Gramercy common stockholders will receive 3.1898 shares of Chambers Street for each share of Gramercy common stock they own.  Upon closing, Chambers Street shareholders will own approximately 56% and Gramercy stockholders will own approximately 44% of the combined company. The stock-for-stock transaction is expected to be tax-free to shareholders.

An Annual Meeting of Shareholders (“Annual Meeting”) has been set for Tuesday, December 15, 2015 to vote on the Merger Proposal, as well as four annual meeting proposals. Chambers Street shareholders of record as of the close of business on October 8, 2015 are entitled to notice of, and to vote at, the Annual Meeting. The transaction, which is subject to approval by the

Chambers Street shareholders and the Gramercy stockholders, as well as customary closing conditions, is expected to close on December 17, 2015.

Chambers Street’s Board of Trustees recommends that shareholders vote FOR the Merger Proposal. Shareholders are encouraged to read the Company’s definitive proxy materials as they provide, among other things, a detailed background of the process that led to the merger agreement with Gramercy and the reasons behind the Board of Trustees’ unanimous recommendation that shareholders vote FOR the Merger Proposal.

Each Chambers Street shareholder vote is very important, regardless of the number of shares owned. The combination of Chambers Street and Gramercy cannot be completed without the approval of both Chambers Street shareholders and Gramercy common stockholders. Shareholders should take the time to vote their shares today so their shares may be represented at Chambers Street’s Annual Meeting.

Shareholders may vote by telephone at 800-690-6903, by internet at www.proxyvote.com or by signing, dating, and returning their proxy card in the postage-paid envelope provided to: Vote Processing c/o Broadridge Solutions, Inc., 51 Mercedes Way, Edgewood, NY 11717.

Permission to use quotations from the ISS report in this press release was neither sought nor obtained.

About Chambers Street Properties

Chambers Street is a real estate investment trust focused on acquiring, owning and operating net leased industrial and office properties, leased to creditworthy tenants. As of September 30, 2015, Chambers Street owned or had a majority interest in 125 properties located across 19 U.S. states, France, Germany, and the United Kingdom encompassing approximately 37.2 million rentable square feet. For additional information, please visit www.chambersstreet.com.

About Gramercy Property Trust

Gramercy Property Trust Inc. is a fully-integrated, self-managed commercial real estate investment company focused on acquiring and managing income-producing industrial and office properties net leased to high quality tenants in major markets throughout the United States. The Company also operates a commercial real estate asset and property management business for third parties. To review the Company’s latest news releases and other corporate documents, please visit the Company’s website at www.gptreit.com or contact Investor Relations at 212-297-1000.

Additional Information About Proposed Merger with Gramercy Property Trust Inc. and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the transaction with Gramercy, the Company has filed with the SEC a registration statement on Form S-4 that includes a definitive joint proxy statement of the Company and Gramercy that also constitutes a definitive prospectus of the Company.  On October 30, 2015, Gramercy and the Company mailed the definitive proxy statement/prospectus to stockholders of Gramercy and shareholders of the Company.  This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Gramercy or the Company may file with the SEC and send to Gramercy’s stockholders and/or the Company’s shareholders in connection with the proposed transactions.  INVESTORS AND SECURITY HOLDERS OF GRAMERCY AND THE COMPANY ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders are able to obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by Gramercy or the Company through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Gramercy are also available free of charge on Gramercy’s website at www.gptreit.com, or by contacting Gramercy’s Investor Relations Department at (212) 297-1000. Copies of the documents filed with the SEC by the Company are also available free of charge on the Company’s website at www.chambersstreet.com or by contacting the Company’s Investor Relations Department at (609) 806-2682.

Gramercy, the Company, their respective directors/trustees and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC.  Information about the directors and executive officers of Gramercy is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 9, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 11, 2015, and other filings filed with the SEC. Information about the trustees and executive officers of the Company is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, the amendments thereto on Form 10-K/A, which were filed with the SEC on March 30, 2015 and April 30, 2015, and other filings filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is also included in the preliminary proxy statement and other relevant materials filed with the SEC.

Contacts:

Investors
Heather Gentry
(609) 683-4900
Heather.Gentry@CSPREIT.com

Media
Edelman
Lex Suvanto/Trevor Gibbons
(212) 729-2463